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                   June 10, 2020

       Fabian G. Deneault
       Chairman and President
       Digital Development Partners, Inc.
       17800 Castleton Street, Suite 300
       City of Industry, CA 91748

                                                        Re: Digital Development
Partners, Inc.
                                                            Amendment 3 to
Current Report on Form 8-K
                                                            Filed May 11, 2020
                                                            File No. 0-52828

       Dear Mr. Deneault:

               We issued comments to you on the above captioned filing on May 18, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments within 10 business days from the date of this letter.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

               Please contact Melissa Gilmore, Staff Accountant, at (202) 551-3777, Claire Erlanger,
       Staff Accountant, at (202) 551-3301, Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or
       Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.




                   Sincerely,


                   Division of Corporation Finance

                   Office of Manufacturing
       cc:                                              Eric J. Newlan